

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 14, 2021

Michael Lawson
Chief Executive Officer
UAV Corp.
115 County Road 381
Wewahitchka, FL 32465

> **Re: UAV Corp.**
> **Amendment No. 3 to Offering Statement on Form 1-A**
> **Filed June 1, 2021**
> **File No. 024-11456**

Dear Mr. Lawson:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Offering Statement on Form 1-A filed June 1, 2021

Signatures, page 52

1. We note your signature page. Below the second paragraph of text on the Signatures page, please have your principal executive officer, principal financial officer, principal accounting officer or controller, and majority of the board of directors sign the offering statement in their individual capacities. See the Form 1-A Instructions to Signatures.

General

2. Please revise disclosures throughout the filing including the Results of Operation and Liquidity and Capital Resources sections to reflect the updated financial statements.

Michael Lawson
UAV Corp.
June 14, 2021
Page 2

 You may contact SiSi Cheng, Staff Accountant at (202) 551-5004 or John Cash, Accounting Branch Chief at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or Asia Timmons-Pierce, Special Counsel at (202) 551-3754 with any other questions.

 Sincerely,

 Division of Corporation Finance
 Office of Manufacturing

cc: William R. Eilers